Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2022

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at June 30, 2022	As at September 30, 2021
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	4	6,024	9,905
Short-term investments	5	11,073	1,118
Accounts receivable		2,308	412
Prepaids and other receivables	6	2,361	1,866
		21,766	13,301
Non-current assets
Royalty and other mineral interests	7	646,117	264,545
Long-term investment	8	1,587	1,587
Investment in associate	9	1,532	—
Other long-term assets		146	66
		649,382	266,198

		671,148	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		5,751	6,921
Bank loan	10	9,689	—
		15,440	6,921
Non-current liabilities
Non-current portion of lease obligation		78	11
Derivative liabilities	11	393	4,549
Government loan		47	—
Deferred income tax liability		134,780	42,700
		135,298	47,260

		150,738	54,181

Equity
Issued Capital	12	529,437	228,620
Reserves	12	21,073	11,404
Accumulated deficit		(30,502)	(15,147)
Accumulated other comprehensive income		402	441
		520,410	225,318
		671,148	279,499

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the		For the
		three months ended		nine months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		($)	($)	($)	($)
Revenue
Royalty and option income	13	1,907	—	3,078	—
Cost of sales
Depletion	7	(1,037)	—	(1,812)	—
Gross profit		870	—	1,266	—

Expenses
Consulting fees		(352)	(448)	(4,081)	(743)
Depreciation		(21)	—	(45)	(1)
Management and directors’ fees	15	(353)	(181)	(915)	(333)
Salaries, wages and benefits		(283)	(51)	(747)	(66)
Investor communications and marketing expenses		(255)	(226)	(931)	(246)
Office and technology expenses		(190)	(26)	(583)	(79)
Transfer agent and regulatory fees		(101)	(4)	(412)	(95)
Insurance fees		(492)	(573)	(1,597)	(715)
Professional fees		(477)	(731)	(3,658)	(1,530)
Share-based compensation	12	(705)	(830)	(2,753)	(1,927)
Mineral interest maintenance expenses		(115)	—	(226)	—
Share of loss in associate	9	(47)	—	(298)	—
Dilution gain in associate	9	20	—	100	—
Impairment of royalty	7	—	—	(3,821)	—
Operating loss for the period		(2,501)	(3,070)	(18,701)	(5,735)

Other items
Change in fair value of derivative liabilities	11	2,836	—	4,724	—
Change in fair value of short-term investments	5	(4,542)	—	(1,293)	—
Gain on disposition of short-term investments		915	—	2,083	—
Foreign exchange gain / (loss)		(3)	(9)	32	(107)
Interest expense		(269)	—	(374)	—
Other income		111	44	360	52
Net loss before income taxes for the period		(3,453)	(3,035)	(13,169)	(5,790)
Tax recovery		15	—	500	—
Net loss after income taxes for the period		(3,438)	(3,035)	(12,669)	(5,790)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(44)	—	(39)	441
Total comprehensive loss for the period		(3,482)	(3,035)	(12,708)	(5,349)

Net loss per share, basic and diluted		(0.03)	(0.07)	(0.10)	(0.22)

Weighted average number of common shares outstanding, basic and diluted		134,372,502	41,602,391	126,011,472	26,534,794

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at September 30, 2020		1	—	—	(141)	—	(141)
Cancellation of common share issued upon incorporation		(1)	—	—	—	—	—
Common shares issued to former parent company for cash		5,000,000	50	—	—	—	50
Performance based restricted shares issued		1,500,000	—	—	—	—	—
Common shares issued to acquire royalties		15,000,000	13,076	—	—	—	13,076
Private placement of common shares for cash		1,325,000	2,849	—	—	—	2,849
Share-based compensation - performance based restricted shares		—	328	—	—	—	328
Share-based compensation - share options		—	—	1,512	—	—	1,512
Initial public offering:			—	—	—	—	—
Common shares and common share purchase warrants issued for cash		18,000,000	82,969	7,031	—	—	90,000
Common shares issued on exercise of over-allotment option		721,347	3,603	—	—	—	3,603
Common share purchase warrants issued on exercise of over-allotment option		—	—	14	—	—	14
Underwriters’ fees and issuance costs		—	(5,155)	(416)	—	—	(5,571)
Common shares issued for marketing services		75,000	345				345
Net loss for the period		—	—	—	(5,790)	—	(5,790)
Total other comprehensive income		—	—	—	—	441	441
Balance at June 30, 2021		41,621,347	98,065	8,141	(5,931)	441	100,716

Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	12	31,625,931	153,702	—	—	—	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	12	29,478,269	143,264	—	—	—	143,264
Common shares issued to acquire royalties	7	257,449	1,032	—	—	—	1,032
Common shares issued for marketing services	12	159,435	774	—	—	—	774
Common shares issued upon exercise of common share purchase warrants	12	402,938	1,769	(913)	—	—	856
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	3	—	—	8,991	—	—	8,991
Share-based compensation - performance based restricted shares	12	—	276	—	—	—	276
Share-based compensation - share options	12	—	—	1,366	—	—	1,366
Share-based compensation - restricted share units	12	—	—	225	—	—	225
Net loss for the period		—	—	—	(12,669)	—	(12,669)
Dividends	12	—	—	—	(2,686)	—	(2,686)
Total other comprehensive income	9	—	—	—	—	(39)	(39)
Balance at June 30, 2022		134,462,631	529,437	21,073	(30,502)	402	520,410

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended		For the nine months ended
	June 30		June 30
	2022	2021	2022	2021
	($)	($)	($)	($)
Operating activities
Net loss for the period	(3,438)	(3,035)	(12,669)	(5,790)
Items not involving cash:
Depreciation	21	—	45	1
Depletion	1,037	—	1,812	—
Interest expense	264	—	369	—
Other income	(12)	(44)	(15)	(52)
Share-based compensation	705	830	2,753	1,927
Change in fair value of short-term investments	4,542	—	1,293	—
Gain on disposition of short-term investments	(915)	—	(2,083)	—
Change in fair value of derivative liabilities	(2,836)	—	(4,724)	—
Impairment of royalty	—	—	3,821	—
Share of loss in associate	47	—	298	—
Dilution gain in associate	(20)	—	(100)	—
Deferred tax recovery	(969)	—	(1,453)	—
Unrealized foreign exchange loss	201	—	209	—
Net changes in non-cash working capital items:
Accounts receivables	(1,985)	—	(1,897)	—
Prepaids and other receivables	933	(1,813)	2,004	(1,842)
Accounts payable and accrued liabilities	(1,780)	183	(9,544)	578
Due to former parent company	—	—	—	(83)
Cash used in operating activities	(4,205)	(3,879)	(19,881)	(5,261)

Investing activities
Restricted cash released	—	—	1,815	—
Investment in royalties and other mineral interests	(3,606)	(10)	(19,022)	(227)
Investment in marketable securities	(799)	—	(799)	—
Proceeds on disposition of marketable securities	5,575	—	15,137	—
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	—	—	10,393	—
Investment in associate	—	—	(409)	—
Proceeds from option agreements	118	—	1,589	—
Proceeds on disposition of other mineral assets	16	—	16	—
Purchase of equipment	—	—	(28)	(2)
Interest received	21	37	25	38
Cash provided by / (used in) investing activities	1,325	27	8,717	(191)

Financing activities
Proceeds from common shares issued to former parent company	—	—	—	50
Proceeds from private placement of common shares	—	—	—	2,849
Proceeds from initial public offering, net of underwriters’ fees and issuance costs	—	(162)	—	88,046
Net proceeds from bank loan / (payment of transaction cost associated with bank loan)	(48)	—	9,503	—
Interest paid	(120)	—	(179)	—
Proceeds from exercise of common share purchase warrants	13	—	733	—
Payment of lease obligations	(11)	—	(36)	—
Dividends	(1,344)	—	(2,686)	—
Repayment of cash advance from parent company	—	—	—	(38)
Cash provided by / (used in) financing activities	(1,510)	(162)	7,335	90,907

Effect of exchange rate changes on cash	(41)	1	(52)	60

Net increase (decrease) in cash	(4,431)	(4,013)	(3,881)	85,515
Cash and cash equivalents
Beginning of period	10,455	89,566	9,905	38
End of period	6,024	85,553	6,024	85,553

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (“GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common shares (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

On August 23, 2021, the Company acquired all the issued and outstanding common shares of Ely Gold Royalties Inc. (“Ely”) which has been consolidated from the date of acquisition.

On November 4, 2021, the Company acquired all the issued and outstanding shares of Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc (“Abitibi”) which have both been consolidated from the date of acquisition.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2021.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on August 15, 2022.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates, DHI Minerals (U.S.) Ltd, Golden Valley Mines and Royalties Ltd., Abitibi Royalties Inc., Calone Mining Ltd. and Abitibi Royalties (USA) Inc. Subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.3 Basis of consolidation

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar. Prior to the completion of the Company’s IPO on March 11, 2021, the functional currency of GRC was the Canadian dollar. For the periods prior to the change in functional currency, the results of GRC, the parent entity, were translated from Canadian dollars using period end exchange rate for its assets and liabilities and average exchange rates for income and expenses. All resulting exchange differences noted were recognized in other comprehensive income (loss).

3. Acquisitions of Golden Valley and Abitibi

On November 5, 2021, the Company completed business combinations with Golden Valley and Abitibi by way of statutory plans of arrangement (the “Arrangements”). Pursuant to the Arrangements, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, whereby:

•
GRC issued 2.1417 GRC Shares to Golden Valley shareholders for each Golden Valley common share; and
•
GRC issued 4.6119 GRC Shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on the closing date consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares.

Based on the GRC share price, GRC Shares issued, and the fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was $305,957. The Company also incurred consulting fees payable to financial advisors of approximately $3,000. On the closing date, the total amount of cash and marketable securities acquired by the Company was $34,922. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi beginning on November 5, 2021.

On completion of the transaction, the Company acquired royalties, included, among other things:

•
Four royalties (1.5% net smelter return (“NSR”), 2% NSR, 3% NSR, 15% Net Profit Interest (“NPI”)) on portions of the Canadian Malartic Property; and
•
A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s (“Newmont”) Éléonore Mine in Québec.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Golden Valley and Abitibi (continued)

The following table summarizes the fair value of the consideration paid and the preliminary fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
GRC Shares issued to Abitibi and Golden Valley Shareholders	296,966
1,166,389 Golden Valley Share options deemed to be exchanged for GRC Share options	8,991
Total consideration	305,957

Allocation of consideration
Cash and cash equivalents	10,393
Restricted cash	1,815
Short-term investments	23,360
Prepaid and other receivables	2,756
Royalties and other mineral interests	366,102
Investment in associate	1,360
Accounts payable and accrued liabilities	(5,561)
Derivative liabilities	(691)
Government loan	(48)
Deferred income tax liability	(93,529)
Net assets acquired	305,957

The fair value of short-term investments and investment in associates was estimated based on quoted market prices. The fair value of derivative liabilities was estimated based on quoted market prices of the put and call option contracts (Note 11). The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date. The fair value of the option has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.40%, expected life of 4.1 years, expected volatility of 37%, expected dividend yield of 0% and estimated forfeiture rate of 0%. Any changes to the preliminary fair value estimates for these assets will also impact deferred income taxes.

The Company’s preliminary purchase accounting was based upon preliminary valuations performed to determine the fair value of the net assets as of the acquisition date and is subject to adjustments for up to one year after the closing date of the acquisition to reflect final valuations. The Company is currently in the process of completing its valuation work related to the estimation of the fair values of royalty interests and exploration and evaluation assets. The final valuations of these assets could have a material impact on the preliminary purchase accounting disclosed above.

During the three and nine months ended June 30, 2022, Golden Valley and Abitibi contributed revenue of $746 and $909, respectively, and net loss of $2,487 for the three months ended June 30, 2022 and net profit of $1,150 for the nine months ended June 30, 2022 to the Company’s financial performance since the date of acquisition, respectively.

If the acquisitions had occurred on October 1, 2021, consolidated pro forma revenue and net loss for the nine months ended June 30, 2022 would have been $3,078, and consolidated pro forma net loss for the nine months ended June 30, 2022 would have been $18,214, respectively. The pro forma net loss for the nine months ended June 30, 2022 included transaction costs and change of control payments related to the acquisitions of Golden Valley and Abitibi by the Company of approximately $11,300.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Cash and cash equivalents

	June 30, 2022	September 30, 2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank	6,024	5,905
Guaranteed Investment Certificates	—	4,000
	6,024	9,905

5. Short-term investments

($)
Balance at September 30, 2020	—
Acquisition of marketable securities in merger with Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of marketable securities in merger with Golden Valley and Abitibi	23,360
Acquisition	942
Dispositions	(13,054)
Fair value change due to price change	(219)
Fair value change due to foreign exchange	(1,074)
Balance at June 30, 2022	11,073

During the three and nine months ended June 30, 2022, the Company acquired 1,666,667 units of Monarch Mining Corporation (“Monarch”) at a price of C$0.60 per unit for $799 (C$1 million). Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

6. Prepaids and other receivables

	June 30, 2022	September 30, 2021
	($)	($)
Prepaids and other receivables consist of:
Income taxes and GST receivable	678	304
Prepaids	1,646	1,562
Other accounts receivables	37	—
	2,361	1,866

Insurance premiums of $1,481 (September 30, 2021: $998) was included in prepaids as at June 30, 2022.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests

($)
Balance at September 30, 2020	—
Additions	25,496
Acquisition of Ely	238,864
Depletion	(164)
Foreign currency translation	379
Option payment received	(30)
Balance at September 30, 2021	264,545
Additions	22,836
Disposition	(10)
Acquisition of Golden Valley & Abitibi (Note 3)	366,102
Depletion	(1,812)
Option payments received	(1,723)
Impairment	(3,821)
Balance at June 30, 2022	646,117

	Cost			Accumulated Depletion			Others					Carrying Amount
June 30,	Opening October 1, 2021	Additions	Ending June 30, 2022	Opening October 1, 2021	Depletion	Ending June 30, 2022	Transfer	Disposition	Impairment	Option payments	Total	Thursday, June 30, 2022
2022	($)	($)	($)	($)	($)	($)	($)		($)	($)	($)	($)
Isabella Pearl	2,821	—	2,821	(6)	(55)	(61)	—	—	—	—	—	2,760
Jerritt Canyon	8,921	—	8,921	(74)	(464)	(538)	—	—	—	—	—	8,383
Malartic (in production)	—	276,045	276,045	—	(486)	(486)	—	—	—	—	—	275,559
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	—	—	1,177
Beaufor	1,235	—	1,235	—	—	—	—	—	—	—	—	1,235
Cheechoo	—	12,640	12,640	—	—	—	—	—	—	—	—	12,640
Côté	—	16,132	16,132	—	—	—	—	—	—	—	—	16,132
Croinor	5,330	446	5,776	—	—	—	—	—	—	—	—	5,776
Fenelon	41,553	—	41,553	—	—	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	—	—	3,275
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	—	—	12,879
Lincoln Hill	5,289	—	5,289	—	(33)	(33)	132	—	—	—	132	5,388
Malartic (in development)	—	42,348	42,348	—	—	—	—	—	—	—	—	42,348
McKenzie Break	4,010	290	4,300	—	—	—	—	—	—	—	—	4,300
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	—	—	3,032
Rawhide	3,821	—	3,821	—	—	—	—	—	(3,821)	—	(3,821)	—
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,365	—	42,365	—	(268)	(268)	556	—	—	—	556	42,653
São Jorge	2,274	—	2,274	—	—	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	—	—	1,870
Borden Mine	1,108	2,781	3,889	—	(478)	(478)	—	—	—	—	—	3,411
Others	97,063	38,256	135,319	—	(28)	(28)	(688)	(10)	—	(1,723)	(2,421)	132,870
Total (1)	264,709	388,938	653,647	(164)	(1,812)	(1,976)	—	(10)	(3,821)	(1,723)	(5,554)	646,117

(1)
Royalty and other mineral interests include non–depletable asset of $354,827 and depletable assets of $291,290.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

The following is a summary of selected royalties own by the Company as of June 30, 2022:

Asset	Interest	Jurisdiction
Producing
Canadian Malartic Property (open pit) (1)	3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR	Nevada, USA
Jerritt Canyon Mine (Per Ton Royalty)	$0.15 – $0.40 Per Ton Royalty	Nevada, USA
Marigold Mine (1)	0.75% NSR	Nevada, USA
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Beaufor Mine	1.0% NSR	Québec, Canada
Beaufor-Beacon Mill (Per Tonne Royalty (“PTR”))	C$1.25 – C$3.75 PTR	Québec, Canada
Borden Mine (1)	0.5% NSR	Ontario, Canada
Key Developing
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
Lincoln Hill Project	2.0% NSR	Nevada, USA
Rodeo Creek	2.0% NSR	Nevada, USA
REN - Carline Mines	1.5% NSR	Nevada, USA
REN - Carline Mines (NPI)	3.5% NPI	Nevada, USA
Gold Rock Project	0.5% NSR	Nevada, USA
Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
São Jorge Project	1.0% NSR	Brazil
La Mina Project	2.0% NSR	Colombia
Fenelon Gold Property	2.0% NSR	Québec, Canada
Hog Ranch Project	2.25% NSR	Nevada, USA
Cheechoo Project	2.5% to 4.0% NSR	Québec, Canada
Croinor Gold Project	2.75% NSR	Québec, Canada
McKenzie Break	2.75% NSR	Québec, Canada
Swanson	2.75% NSR	Québec, Canada
Tonopah West	3.0% NSR	Nevada, USA
Whistler Project	1.0% NSR	Alaska, USA

Note:

(1)
Royalty applies to only a portion of the property.

Côté Gold Project

On March 1, 2022, the Company completed the acquisition of an existing 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario Canada, and owned by IAMGOLD Corporation, as the operator, and Sumitomo Metal Mining Co., Ltd. The Company paid a total consideration of $15,832 at closing which comprised of $15,000 in cash and the issuance of 207,449 GRC Shares with far value of $832. In addition, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction.

Rawhide

During the nine months ended June 30, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 (2021: $Nil) on the Rawhide royalty.

Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., a wholly owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and $2,000 cash payments, of which $75 has been received. The balance of the cash payments is due as follows:

•
$125 on or before January 14, 2023.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

•
$400 on or before January 14, 2024 and January 14, 2025 and;
•
$500 on or before January 14, 2026 and January 14, 2027.

The option will be in effect during the term of the agreement from the grant date and including the first to occur of the exercise of the option; the termination of this option agreement or 5 years from January 14, 2022.

Borden Mine

The Company holds a 0.5% NSR royalty over a portion of the producing Borden Mine in Ontario. During the nine months ended June 30, 2022, the Company recognized royalty and other payments of $1,345 (C$1.7 million) from the operator, which included royalties for past periods.

Increased Beacon Mill, McKenzie Break, Croinor Gold and Swanson Royalties

On April 6, 2022, the Company completed a royalty financing transaction with Monarch. Pursuant to the definitive agreement, the Company provided $3,587 (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the rate on the Company’s existing royalties and provided an additional $799 (C$1 million) in equity financing to Monarch by participating in its marketed private placement (Note 5). Pursuant to the transaction, among other things:

•
the existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill is increased to C$3.75 per tonne on material from the Beaufor Mine and C$1.25 per tonne on material from the McKenzie Break, Croinor Gold, and Swanson properties;
•
the existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties is increased to a 2.75% NSR over the properties;
•
Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties is extinguished; and
•
the Company retains pre-emptive rights on any future PTRs on the Beacon Mill and retains a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

Beaufor Project

The Company holds a 1.0% NSR Royalty over the Beaufor Mine and a C$1.25 to C$3.75 per tonne royalty over the Beacon Mill operated by Monarch in Quebec.

Other mineral interests

As at June 30, 2022, the Company owned other mineral interests of $5,827 (September 30, 2021: $7,711). $1,723 option payments were received and netted against other mineral interests during the nine months ended June 30, 2022. All option payments received during the nine months ended June 30, 2022 are generated from assets located in the U.S.A.

8. Long-term investment

As at June 30, 2022, long-term investment includes a $1,587 (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Investment in associate

The Company acquired 25,687,444 common shares of Val-d’Or Mining Corporation (“Val-d’Or”) as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of Val-d’Or at a per share price of C$0.20 until March 18, 2024. As at June 30, 2022, the Company has a 35.59% equity interest in Val-d’Or.

The following table summarizes the changes to investment in associates for the period from November 5, 2021 to June 30, 2022:

($)
Balance at September 30, 2021	—
Acquisition of marketable securities in merger with Golden Valley	1,360
Addition	409
Share of loss in associate	(298)
Dilution gain	100
Translation gain	(39)
Balance at June 30, 2022	1,532

10. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the “Accordion”). The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR.

Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. The Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

The following outlines the movement of the bank loan during nine months ended June 30, 2022:

($)

Draw-down	10,000
Less: transaction costs and fees	(497)
Interest expense	365
Interest paid	(179)
Balance at June 30, 2022	9,689

11. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi. These put and call options are classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. On the closing of the business combination, the fair value of these put and call options was $691. For the three and nine months ended June 30, 2022, the fair value gain of $572 and $520 are recorded in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss, respectively. All put options were expired/extinguished as at June 30, 2022.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

11. Derivative liabilities (continued)

As at June 30, 2022, each of the 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss.

As at June 30, 2022, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 3.08%, expected life of the Ely Warrant of 0.89 years, expected volatility of 39%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value gain on the warrant derivative liabilities of $2,264 and $4,204 in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss for the three and nine months ended June 30, 2022, respectively.

The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	—
Acquisition of Ely	3,038
Change in fair value during the period	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(123)
Change in fair value during the period	(4,724)
Balance at June 30, 2022	393

12. Issued capital

12.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares with a fair value of $4.60 per share. The Company amortized the prepaid service fee over the term of the agreement and recognized $Nil and $173 as share-based compensation expense for three and nine months ended June 30, 2022, respectively.

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to Blender Media Inc. (“Blender”) as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022 (Note 15). $209 and $626 was recognized as share-based compensation expense for the three and nine months ended June 30, 2022, respectively.

On November 5, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

On March 1, 2022, the Company issued 207,449 GRC Shares to acquire 0.75% NSR royalty on a portion of the Côté Gold Project. In addition, on May 25, 2022, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction (Note 7).

On March 22, 2022 and May 19, 2022, the Company issued 39,435 GRC Shares with fair value of $148 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $80 and $87 as share-based compensation expense for the three and nine months ended June 30, 2022, respectively.

During the nine months ended June 30, 2022, the Company issued 402,938 GRC Shares in exchange for the exercise of 1,644,649 Ely Warrants and received gross proceeds of $856.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12. Issued capital (continued)

12.2 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

(1)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023 (condition met); and

(3)
with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition met).

During the three and nine months ended June 30, 2022, the Company recognized share-based compensation expense of $Nil (2021: $43) and $276 (2021: $328) related to the Restricted Shares, respectively.

12.3 Restricted Share Units

As at June 30, 2022, 166,812 Restricted Share Units (the “RSUs”) were granted to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient’s continual service with the Company. The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

During the three and nine months ended June 30, 2022, the Company recognized share-based compensation expense of $114 and $225 related to the RSUs, respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12. Issued capital (continued)

12.4 Reserves

The following outlines the movements of the Company’s common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Total
	($)	($)	($)
Balance at September 30, 2020	—	—	—
Initial public offering:
Common share purchase warrants issued to for cash	7,045	—	7,045
Underwriters’ fees and issuance costs	(416)	—	(416)
Ely Warrants recognized in equity	2,603	—	2,603
Exercise of Ely Warrants	(27)	—	(27)
Share-based compensation - share options	—	2,199	2,199
Balance at September 30, 2021	9,205	2,199	11,404
Exercise of Ely Warrants	(913)	—	(913)
Share options issued to replace Golden Valley’s share options	—	8,991	8,991
Share-based compensation - share options	—	1,366	1,366
Share-based compensation - RSUs	—	225	225
Balance at June 30, 2022	8,292	12,781	21,073

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at June 30, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.70 years.

As at June 30, 2022, there were 13,518,252 Ely Warrants outstanding which are exercisable into 3,311,971 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants has a weighted average exercise price of C$1.10 per GRC Share and with a weighted average remaining contractual life of 1.24 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements of the Company’s common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchange for GRC share options (Note 3)	2,498,045	1.32
Granted	552,031	4.63
Forfeited	(6,200)	4.85
Balance at June 30, 2022	6,060,076	3.43

During the nine months ended June 30, 2022, the Company granted 404,517 share options at an exercise price of $4.93, 5,000 share options at an exercise price of $4.62 per share, 100,000 share options at an exercise price of $4.14, 17,514 share options at an exercise price of $3.06 and 25,000 share options at an exercise price of $2.73 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12. Issued capital (continued)

12.4 Reserves (continued)

The fair value of the 552,031 share options granted during the nine months ended June 30, 2022 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.31%
Expected life (years)	2.87
Expected volatility	47.12%
Expected dividend yield	0.15%
Estimated forfeiture rate	3.67%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at June 30, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.04	475,457	1.04	0.98	475,457	1.04	0.98
1.28	62,108	1.28	1.97	62,108	1.28	1.97
1.32	1,749,583	1.32	4.25	1,749,583	1.32	4.25
1.88	163,781	1.88	2.68	163,781	1.88	2.68
2.55	47,116	2.55	2.99	47,116	2.55	2.99
2.73	25,000	2.73	4.98	6,250	2.73	4.98
3.06	17,514	3.06	4.89	4,378	3.06	4.89
4.14	100,000	4.14	4.64	25,000	4.14	4.64
4.62	5,000	4.62	4.54	1,250	4.62	4.54
4.78	305,000	4.78	3.89	228,750	4.78	3.89
4.85	200,000	4.85	4.16	100,000	4.85	4.16
4.93	404,517	4.93	4.52	101,123	4.93	4.52
5.00	2,505,000	5.00	3.69	1,878,750	5.00	3.69
	6,060,076	3.43	3.69	4,843,546	3.08	3.61

The fair value of the Company’s share options recognized as share-based compensation expense during the three and nine months ended June 30, 2022 were $302 (2021: $701) and $1,366 (2021: $1,500), respectively, using the Black-Scholes option pricing model.

12.5 Dividends

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The Company paid dividend of $1,344 and $1,342 on June 30, 2022 and March 31, 2022, respectively.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Royalty and option income

The following table summarizes income earned by countries:

	Three months ended June 30, 2022			Nine months ended June 30, 2022
	($)	($)	($)	($)	($)	($)
	Canada	USA	Total	Canada	USA	Total
Royalty and option income	1,568	339	1,907	1,694	1,384	3,078

14. Financial instruments

The Company’s financial assets consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair value of the derivative liabilities related to Ely Warrants is determined using the Black-Scholes valuation model. The fair value of derivative warrants to purchase shares in the Monarch and Val-d’Or were initially determined on a residual value basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative liabilities include risk-free interest rate, volatility, and dividend yield. The fair value of the derivative liabilities related to the put and call option contracts is based on the quoted market price of these contracts.

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

14.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Financial instruments (continued)

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at June 30, 2022 was $6,326 compared to $6,380 as at September 30, 2021. The Company’s accounts payable and accrued liabilities and bank loan are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company has the required liquidity to meet its obligations and to finance its planned activities.

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at June 30, 2022, a 10% change in the market price of these investments would have an impact of approximately $808 on net loss.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for nine months ended June 30, 2022. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the nine months ended June 30, 2022.

15. Related party transactions

15.1 Related Party Transactions

During the three and nine months ended June 30, 2022, the Company incurred $249 (2021: $1) and $747 (2021: $29) in office and technology expenses for website design, hosting and maintenance service provided by Blender, respectively. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the three and nine months ended June 30, 2022, the Company recognized share-based compensation expense of $209 (2021: $Nil) and $626 (2021: $Nil) in respect of this contract, respectively.

Related party transactions are based on the amounts agreed to by the parties. During nine months ended June 30, 2022, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

15. Related party transactions (continued)

15.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and nine months ended June 30, 2022 are as follows:

	For the three months ended June 30		For the nine months ended June 30
	2022	2021	2022	2021
	($)	($)	($)	($)
Management salaries	290	157	755	286
Directors’ fees	63	24	160	47
Share-based compensation	310	558	1,440	1,583
	663	739	2,355	1,916

16. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company’s assets and liabilities are held in Canada.

17. Subsequent events

At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the "Agents"), providing for the issuance of up to $50 million of GRC Shares from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). Unless earlier terminated by the Company or the Agents as permitted therein, the Equity Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the GRC Shares sold under the ATM Program reaches the aggregate amount of $50 million; or (b) September 1, 2023.